Exhibit 99.1

Copa Holdings Announces First Quarter Financial Results Release Schedule

PANAMA CITY, April 3, 2024 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – First Quarter 2024
Date:	May 15, 2024
Time:	After US market close
This release will be available on our website:
https://copa.gcs-web.com/financial-information/quarterly-results
Earnings Conference Call and Webcast
Date:	May 16, 2024
Time:	11:00 AM US ET (10:00 AM Local Time)
Join by phone:	https://register.vevent.com/register/BIeac58d3f3e4f4841995aa07d6c718112
Webcast (listen-only):	https://copa.gcs-web.com/events-and-presentations
Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

We encourage our listeners to join the conference via webcast. Please access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download, and install any necessary software.

If you are unable to listen to or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G

CONTACT: Daniel Tapia – Panama
Director – Investor Relations
011 (507) 304-2774